               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13D
                         (Rule 13d-101)
            Under the Securities Exchange Act of 1934
 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
        AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           Vysis, Inc.
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                        (Name of Issuer)

             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                            928961101
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                         (CUSIP Number)

                        Daniel B. Pinkert
                      BP Amoco Corporation
                     200 East Randolph Drive
                         Mail Code 2106
                     Chicago, Illinois 60601
                         (312) 856-3025
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    (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications)

                        December 31, 1998
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     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 928961101
--------------------
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     BP Amoco p.l.c.; I.R.S. Identification No.: None
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [X ]

                                                 (b)  [  ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                       [  ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England and Wales
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                  7.   SOLE VOTING POWER
   NUMBER  OF          6,662,682  SHARES  -   AMOCO TECHNOLOGY COMPANY
   SHARES        -----------------------------------
   BENEFICIALLY   8.   SHARED VOTING POWER
   OWNED BY            0
   EACH          ----------------------------------------
   REPORTING      9.   SOLE DISPOSITIVE POWER
   PERSON              6,662,682 SHARES -  AMOCO TECHNOLOGY COMPANY
   WITH          ----------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,662,682 SHARES
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                              [  ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.0%
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14.  TYPE OF REPORTING PERSON
     CO
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              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                 RELATING TO THE COMMON STOCK OF
                           VYSIS, INC.

Item 1.   Security and Issuer.

This Statement relates to the common stock, par value $.01 per share, of Vysis, Inc. ("Vysis"). The principal executive offices of Vysis are located at 3100 Woodcreek Drive, Downers Grove,
Illinois 60515-5424.

Item 2.   Identity and Background.

This Statement is being filed by BP Amoco p.l.c., an English public limited company ("BP Amoco"). The principal business address of BP Amoco is Britannic House, 1 Finsbury Circus, London, EC2M 7BA, England. BP Amoco is a company operating in the petroleum and petrochemical industries.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of BP Amoco is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United Kingdom.

(d)-(e) During the last five years, neither BP Amoco nor, to the knowledge of BP Amoco, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

As described in Item 5 below, BP Amoco may be deemed to be part of a group with its subsidiaries, Amoco Technology Company ("ATC") and BP Amoco Corporation (formerly named Amoco Corporation). ATC and Amoco Corporation previously filed a Statement on Schedule 13D dated February 19, 1998 reporting their beneficial ownership of shares of Vysis common stock.

Item 3.   Source and Amount of Funds or Other Consideration.

As previously reported in the Statement on Schedule 13D dated February 19, 1998 filed by ATC and Amoco Corporation with respect to Vysis common stock, on February 10, 1998, Vysis completed an initial public offering of 3,000,000 shares of its common stock at a price to the public of $12.00 per share. Prior to the initial public offering, ATC was the owner of substantially all of the equity interest in Vysis. At the time of the offering, ATC agreed to convert $8.1 million of debt owed to it by Vysis into 675,000 shares of common stock (at the public offering price).

Effective December 31, 1998, Amoco Corporation merged with The British Petroleum Company p.l.c. As a result of the merger, Amoco Corporation and its subsidiary ATC became wholly-owned subsidiaries of The British Petroleum Company p.l.c. The British Petroleum Company p.l.c. changed its name to BP Amoco p.l.c., and Amoco Corporation changed its name to BP Amoco Corporation.

Item 4.   Purpose of the Transaction.

ATC continues to own 6,662,682 shares of Vysis common stock, constituting 68.0% of the outstanding common stock immediately after the initial public offering. ATC has no present intention to take specific actions listed in Items 4(a)-(j) of Schedule 13-D. However, as controlling stockholder, BP Amoco may independently plan or propose such actions from time-to-time in the future, and may support or reject management plans and propositions relating to such actions.

Item 5.   Interest in Securities of the Issuer.

(a) Effective December 31, 1998, BP Amoco became the indirect parent of ATC, which is the owner of record of 6,662,682 shares of Vysis common stock (the "Shares"). As a result, BP Amoco is a beneficial owner of the Shares and may be deemed to be a member of a group with ATC and BP Amoco Corporation. The Shares constitute 68.0% of the outstanding Vysis common stock.

(b)  ATC has the sole power to vote and dispose of the Shares.

(c)  None.

(d) ATC has all of the rights of a holder of the Shares, including the right to receive dividends from and the proceeds from the sale of the Shares.

(e)  Not applicable


Item 6.   Contracts,     Arrangements,     Understandings      or
          Relationships with Respect to Securities of the Issuer.

Vysis and ATC entered into a Registration Rights Agreement dated February 5, 1998 pursuant to which Vysis granted ATC registration rights under the Securities Act with respect to the shares of Vysis common stock owned by ATC. Under the Registration Rights Agreement, ATC may sell securities under one effective demand registration per calendar year and the right may only be exercised with respect to specified minimum amounts of shares of Common Stock.

Item 7.   Material to be filed as Exhibits.

Registration Rights Agreement between ATC and Vysis dated February 5, 1998 (incorporated by reference to the Statement on Schedule 13D dated February 19, 1998 filed on February 20, 1998 by ATC and Amoco Corporation with respect to Vysis common stock).

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    September 23, 1999
                                   BP  AMOCO p.l.c.



                                   By:  /s/ Paula J. Clayton
                                   -----------------------------
                                   Name: P. J. Clayton
                                   Title: Deputy Company Secretary

                           SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF
                         BP AMOCO P.L.C.

      The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers as of July 9, 1999 of BP Amoco p.l.c. ("BP Amoco") is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United Kingdom. The business address of each director and officer is BP Amoco p.l.c., Britannic House, 1 Finsbury Circus, London EC2M 7BA, England. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with BP Amoco.

Name                     Present Principal Occupation or Employment
----                     ------------------------------------------

Directors                (Executive Officer positions noted, where applicable)
---------
P.D. Sutherland          Non-executive Co-Chairman, Chairman of
(Ireland)                Goldman Sachs International

H. L. Fuller             Executive Co-Chairman
(United States)

Sir Ian Prosser          Non-executive Deputy Chairman, Chairman
                         and Chief Executive of Bass PLC

Sir John Browne          Executive Director and Group Chief Executive

Dr. J. G. S. Buchanan    Executive Director and Chief Financial Officer
(British and New Zealand)

R. F. Chase              Executive Director and Deputy Group Chief Executive

Dr. C. S. Gibson-Smith   Executive Director, Regions and Policies

R. L. Olver              Executive Director, Exploration and Production

B. K. Sanderson          Executive Director, Chemicals

R. S. Block              Non-executive  Director,  retired
(United States)          Executive Vice President and
                         Chief Insurance Officer, The Equitable

J. H. Bryan              Non-executive Director, Chairman and Chief Executive
(United States)          Officer of Sara Lee Corporation

E. B. Davis, Jr.         Non-executive Director, President and Chief Executive
(United States)          Officer of Alliant Energy

R. J. Ferris             Non-executive Director, retired Co-chairman of
(United States)          Doubletree Corporation

C. F. Knight             Non-executive Director, Chairman and Chief Executive
(United States)          Officer of Emerson Electric

F. A. Maljers            Non-executive Director, Chairman of the Supervisory
(Netherlands)            Board of the Amsterdam Concertgebouw N.V.

Dr. W. E. Massey         Non-executive Director, President of Morehouse College
(United States)

H. M. P. Miles           Non-executive  Director,  Chairman  of Johnson Matthey

Sir Robin Nicholson      Non-executive Director, retired Chairman of
                         Pilkington Optronics

M. H. Wilson            Non-executive Director, Vice Chairman and Director of
(Canada)                 RBC Dominion Securities, Inc.

R. P. Wilson            Non-executive Director, Chairman of Rio Tinto plc

The Lord Wright of      Non-executive Director, Chairman of the Royal
Richmond                Institute of International Affairs

Executive Officers
------------------
J. C. Hanratty           Company Secretary
(New Zealand)